35 W. WACKER DRIVE, CHICAGO IL 60601-9703 TELEPHONE: 312-558-5600 FACSIMILE: 312-558-5700

200 PARK AVENUE NEW YORK, NY 10166-4193 212-294-6700	1700 K STREET, N.W. WASHINGTON, DC 20006-3817 202-282-5000	333 SOUTH GRAND AVENUE LOS ANGELES, CA 90071-1543 213-615-1700	101 CALIFORNIA STREET SAN FRANCISCO CA 94111-5894 415-591-1000	43 RUE DU RHONE 1204 GENEVA, SWITZERLAND 41-22-317-75-75	21 AVENUE VICTOR HUGO 75116 PARIS, FRANCE 33-1-53-64-82-82	BUCKLERSBURY HOUSE 3 QUEEN VICTORIA STREET LONDON, ENGLAND EC4N 8NH 44-020-7429-0000

April 11, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attention: Mr. Max A. Webb

Assistant Director

Re:          Harley Davidson Customer Funding Corp. Registration Statement as amended by Post-Effective Amendment No. 2, Filed March 27, 2006, File No. 333-124935

Dear Mr. Webb:

On behalf of Harley Davidson Customer Funding Corp. (the “Company”) we hereby request, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the same will be effective at 2:00 p.m. (Eastern Standard Time) on Thursday, April 13, 2006, or as soon as practicable thereafter.

On behalf of the Company, we hereby acknowledge that:

(i)    should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 558-7568 to provide notice of effectiveness of the Registration Statement.

Best regards,

/s/ Michael T. Mullins
Michael T. Mullins